Filed Pursuant to Rule 433
Registration Statement No. 333-159479
Pricing Term Sheet
Allegheny Technologies Incorporated
$350,000,000 Convertible Notes due 2014
This term sheet to the preliminary prospectus supplement dated May 26, 2009 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Allegheny Technologies Incorporated

Security:	4.25% Convertible Notes due 2014

Principal Amount:	$350,000,000 ($402,500,000 including over-allotment option)

Trade Date:	May 28, 2009

Settlement Date:	June 2, 2009 (T+3)

Maturity:	June 1, 2014

Coupon:	4.25%

Price to public:	100% of face amount

Interest payment dates:	June 1 and December 1, commencing December 1, 2009

Underwriting discount:	3.00%

Net Proceeds to issuer, after deducting underwriting discounts but before net offering expenses:	$339,500,000 ($390,425,000 including over-allotment option)

Ranking:	After giving effect to this offering, the senior notes offering and the application of the proceeds therefrom as described under the caption “Use of Proceeds,” including to purchase our 8.375% notes pursuant to the tender offer (assuming all the outstanding 8.375% notes are purchased pursuant to the tender offer), as of March 31, 2009, we would have had an aggregate of approximately $882.8 million of indebtedness outstanding ($933.7 million if the underwriters exercise in full their option to purchase additional notes). If fewer than all the 8.375% notes are purchased in the tender offer, our indebtedness will be higher.

Capitalization:	Based on the principal amount of the notes offered in this offering (assuming no exercise of the option of the underwriters to purchase additional convertible notes) and the senior notes offering, the following amounts will appear in the as adjusted column of the Capitalization table:

As of March 31, 2009
As Adjusted

8.375% Notes due 2011, net(1)	$—

9.375% Notes due 2019 (offered concurrently)(2)	$344.3 million

4.25% Convertible Notes due 2014 (offered hereby)(2)	$338.9 million

Total debt	$882.8 million

Total capitalization	$2,895.6 million

(1) Assumes the purchase of all 8.375% notes tendered in the tender offer.
(2) Net of estimated discounts and fees.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	01741R AD4 / US01741RAD44

Conversion rate:	23.9263 shares of common stock per bond

Conversion premium:	30.00%

Last reported sale price (May 27, 2009):	$32.15

Joint Book-Running Managers:	J.P. Morgan Securities Inc.
Citigroup Global Markets Inc.

Joint Lead Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Managers:	PNC Capital Markets LLC
Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
Mitsubishi UFJ Securities (USA), Inc.
Morgan Stanley & Co. Incorporated
Wachovia Capital Markets, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC
HSBC Securities (USA) Inc.

     Adjustment to Shares Delivered upon Conversion upon Certain Fundamental Changes.
     If holder elects to convert notes in connection with a make-whole fundamental change, we will increase the conversion rate for the notes surrendered for conversion by a number of additional shares of our common stock, as described below.
     The following table sets forth the hypothetical stock price and the number of additional shares to be received per $1,000 principal amount of notes:
Stock price on fundamental change date

Effective date	$32.15	$40.00	$50.00	$60.00	$70.00	$80.00	$90.00	$100.00	$110.00	$120.00	$130.00	$140.00	$150.00

6/2/2009	7.1778	6.3989	4.0680	2.7512	1.9456	1.4227	1.0672	0.8162	0.6336	0.4974	0.3936	0.3131	0.2498

6/1/2010	7.1778	6.3021	3.8812	2.5482	1.7544	1.2527	0.9200	0.6905	0.5271	0.4073	0.3176	0.2491	0.1958

6/1/2011	7.1778	5.9720	3.4948	2.1858	1.4404	0.9897	0.7031	0.5131	0.3822	0.2891	0.2210	0.1701	0.1312

6/1/2012	7.1778	5.3280	2.8389	1.6189	0.9810	0.6278	0.4214	0.2945	0.2125	0.1570	0.1179	0.0893	0.0676

6/1/2013	7.1778	4.1101	1.7098	0.7437	0.3503	0.1849	0.1111	0.0749	0.0547	0.0418	0.0326	0.0253	0.0193

6/1/2014	7.1778	1.0737	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
     The exact stock prices and effective dates may not be set forth in the table above, in which case the following shall apply:
(1)	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

(2)	If the stock price is greater than $150.00 per share (subject to adjustment), no additional shares will be added to the conversion rate.

(3)	If the stock price is less than $32.15 per share (subject to adjustment), no additional shares will be added to the conversion rate.
     Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion of the notes exceed 31.1041 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”
     In addition, if a holder of notes elects to convert its notes prior to the effective date of any fundamental change, and the fundamental change does not occur, such holder will not be entitled to an increased conversion rate in connection with such conversion.
     Our obligation to satisfy the additional shares requirement could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.
Concurrent Senior Notes Offering and Tender Offer
     Concurrent with the offering of the notes being offered pursuant to this prospectus supplement, we are also offering by separate prospectus supplement $350,000,000 principal amount of our 9.375% Senior Notes due 2019, which we refer to as the “senior notes offering” and the “senior notes.” Neither the completion of the senior notes offering nor the completion of this offering is contingent on the completion of the other. The net proceeds of the senior notes offering, after deducting the underwriting discount but before estimated net operating expenses, will be approximately $344,939,000.
We have filed a registration statement (including a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement included in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or the underwriters will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 718-242-8002.